January 31, 2002



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:    Amendded Schedule 13G Report
       Concord Camera Corp.
       As of December 31, 2001

Gentlemen:

       In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of a Schedule 13G for the above named company showing beneficial ownership of 10% or more as of December 31, 2001 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosure


cc:    Office of the Corporate Secretary
       Concord Camera Corp.
       4000 Hollywood Blvd., Ste. 650 North
       Hollywood, FL  33021




       Securities Division
       NASD Financial Center
       33 Whitehall Street
       New York, NY  10004







                               SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC  20549

                                            Schedule 13G

                            Under the Securities Exchange Act of 1934
                                        (Amendment No. 1 )*


                                        Concord Camera Corp.
                                          (Name of Issuer)


                              Common Stock par value $0.00 per share
                                  (Title of Class of Securities)



                                              206156101
                                            (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                          Page 1 of 5 Pages



CUSIP NO.  206156101                                            13G


1 NAME OF REPORTING PERSON  S.S OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON:

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A)____
                                                     (B)____

3 SEC USE ONLY:

4 CITIZENSHIP OR PLACE OF ORGANIZATION:

                 State of New York

    NUMBER OF                             5   SOLE VOTING POWER
     SHARES                                     2,788,457
  BENEFICIALLY                            6   SHARED VOTING POWER
     OWNED                                      - - -
     AS OF                          7   SOLE DISPOSITIVE POWER
DECEMBER 31, 2001                               2,788,457
    BY EACH                          8   SHARED DISPOSITIVE POWER
REPORTING PERSON                                - - -
     WITH:

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                              2,788,457

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*:
                                                           [____]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

                                     10.17%

12 TYPE OF REPORTING PERSON*:

                          IA




 *SEE INSTRUCTION BEFORE FILLING OUT!









                                  Page 2 of 5 Pages


Item 1(a)   Name of Issuer:

            Concord Camera Corp.


Item 1(b)   Address of Issuers Principal Executing Offices:

            4000 Hollywood Blvd.
            Suite 650 North
            Hollywood, FL  33021


Item 2(a)   Name of Person Filing:

            Awad Asset Management, Inc.


Item 2(b)   250 Park Avenue, 2nd Floor
            New York, NY  10177


Item 2(c)   Citizenship:

            New York


Item 2(d)   Title of Class of Securities:

            Common Stock par value $0.00 per share


Item 2(e)   CUSIP Number:

            206156101


Item 3      Type of Reporting Person:

           (e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940















                             Page 3 of 5 Pages

Item 4      Ownership as of December 31, 2001:

            (a)  Amount Beneficially Owned:

                 2,788,457 shares of common stock beneficially owned including:

                                                      No. of Shares
                Awad Asset
                Management, Inc.                          2,788,457

            (b)   Percent of Class:                          10.17%

            (c)   Deemed Voting Power and Disposition Power:

                   (i)          (ii)        (iii)       (iv)

                                             Deemed      Deemed
                    Deemed       Deemed      to have     to have
                    to have      to have     Sole Power  Shared Power
                    Sole Power   to Vote or  to Dispose  to Dispose
                    to Vote or   to Vote or  or to       or to
                    to Direct    to Direct   Direct the  Direct the
                    to Vote      to Vote     Disposition Disposition
Awad Asset
Mgmt. Inc.          2,833,100    - - -       2,788,457   - - -

Item 5      Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                    (____)

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

               NA

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               NA












                           Page 4 of 5 Pages


Item 8      Identification and Classification of Members of the Group: N/A

Item 9      Notice of Dissolution of Group:                N/A

Item 10     Certification:

            By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 31, 2002                AWAD ASSET MANAGEMENT, INC.



                                         ________________________________
                                         Kenneth K. Koster
                                         Chief Compliance Officer


















                            Page 5 of 5 Pages